

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2017

Scott M. Colosi
President and Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane
Louisville, KY 40205

> **Re: Texas Roadhouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2016**
> **Filed February 24, 2017**
> **File No. 000-50972**

Dear Mr. Colosi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Lyn Shenk

                                    Lyn Shenk
                                    Branch Chief
                                    Office of Transportation and Leisure